UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  October 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

News Release dated October 25, 2004

2.

News Release dated December 20, 2004

3.

Notice of Meeting

4.

Management Information Circular

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes _______             No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  January 13, 2005                            Signed:   /s/  Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

Acquires Third Nevada Geothermal Project in Prolific "Corridor of Heat"

TSX-V:     NGP                                                                                              October 25, 2004

OTC-BB:  NGLPF

Vancouver, B.C. -- Nevada Geothermal Power Inc. (NGP) announced today that it has acquired 7 square miles of private land and has applied for a one section federal geothermal lease for a total land area of 8 square miles (22 square kilometers) south and east of Black Warrior Peak, Washoe County, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, NGP can purchase the royalty for US$1,000,000. Leases include surface and water rights.

The Black Warrior Project is located within a prolific power producing region of Nevada which encompasses the Brady, Steamboat, Soda Lake and Stillwater Power Plants having an aggregate production capacity of over 100 MWs. Four separate power transmission lines cross the region with the convenient interconnections for power from Black Warrior at Marble Bluff substation 5 miles (8 kilometres) west on a 60 kV line or Brady Hot Springs substation 12 miles (20 kilometres) southeast along a 120 kV line.

The acquisition of Black Warrior fits well into the companies strategy of acquiring additional geothermal projects prior to an introduction of a Production Tax Credit for geothermal and other green power technologies such has been already available to the US wind power industry.

According to Karl Gawell, Executive Director of the Geothermal Industry Association, the production tax credit as recently agreed upon by Congress "will create thousands of new jobs and stimulate billions of dollars of investment in new geothermal power facilities over the next few years. In addition to creating new jobs, investment in new geothermal technology will bring substantial economic, environmental and national security benefits”.

At the Black Warrior Project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in ten wide spaced drill holes by Phillips Petroleum in the early 1980's. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres (262°F at 1810 feet) with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1000 metres (3000 feet) of surface.

NGP has initiated field investigations at the Black Warrior Project. The geology and regional fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures.  Further information will be released as results are available.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. In addition to the Black Warrior Project, NGP owns 100% of 8 square miles of geothermal leases at Pumpernickel Valley and 12 square miles of geothermal leases at Blue Mountain, Nevada where it plans to develop an initial 30MW generating plant. NGP intends to acquire additional geothermal sites and become a leading geothermal development company.

NEVADA GEOTHERMAL POWER INC.
Releases Blue Mountain Drilling Results

TSX-V:     NGP                                                                                              December 20, 2004

OTC-BB:  NGLPF

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report on recent flow and injection testing of Deep Blue No.2 (DB-2) which penetrated the upper reaches of the geothermal resource, and an eight-hole temperature gradient drilling program at the Blue Mountain project in Nevada. The program has provided positive information on production capability of the inferred resource and expanded the known extent of the thermal anomaly.

DB-2 TESTS INDICATE POTENTIAL SHALLOW GEOTHERMAL PRODUCTION ZONE

DB-2, completed in May 2004 to a depth of 1128 metres, intersected 167 °C temperatures at 580 metres depth. Measurements and tests done as the drill hole was being advanced and immediately following completion have been reported earlier giving a preliminary indication of subsurface conditions. Rock formation temperatures surrounding the well-bore are typically cooled by the drilling process and may require up to three months to recover to stable post-drilling conditions.

DB-2 well tests in November, 2004, five months after the last drilling operations, included new temperature and pressure logs, a flow test and a water injection test. New “equilibrated” temperatures are between 150-160 °C in the well interval between 200-585 metres depth. The 385-metre thick zone, immediately below cemented surface casing, has heated up to an average of 157 °C due either to cross flow in the hole or thermal recovery of the entire zone.

Injection tests were successfully performed at DB-2 on November 20, 2004. A total of 17,000 gallons (65,000 liters) of water was injected from storage tanks into the well at a constant rate of 150 gpm (10 l/sec). Pressure build up and fall off data was recorded with a high accuracy tool on bottom. Temperature, pressure and spinner logs were run before, during and after the water injection. During injection, a large amount of the fluid exited the hole at a depth of 202-288 meters and a lesser amount between 546-587 metres. The 202-288 metre zone, which measured 155°C before the test, cooled to the temperature of the injected fluid (15 °C) during the test, and then recovered rapidly after the test suggesting a highly permeable zone. The 546-587 metres zone corresponds to a permeable, high-temperature zone indicated in previous surveys.

The injection results, in conjunction with the temperature results, are interpreted to indicate a shallow, 150-165 °C geothermal zone at 200-585 metres depth fed from by deeper and probably higher temperature resource. According the interpretation by Susan Petty, highly permeable zones were initially cooled by the invasion of circulation fluid during drilling operations and subsequently, temperatures have recovered to reflect the temperature of the geothermal fluids migrating within the zones. The temperature profile of DB-2 indicates that the shallow 150-165 °C zone is an outflow plume moving laterally or upward along faults and permeable fractures. Further evaluation will be conducted on the potential shallow geothermal production zone.

Testing of DB-2 was under the direction of Susan Petty, an experienced independent geothermal reservoir engineer with over 25 years of geothermal well testing experience. Ms. Petty obtained a Geology Degree from Princeton University and a Master of Science Degree in Groundwater Hydrology from the University of Hawaii. She has worked in the geothermal industry in the western United States since 1979 with EG&G, Idaho, Well Production Testing, Caithness Resources LLC, Coso Operating Company LLC, and Black Mountain Technology. Ms. Petty is a Principal of Black Mountain Technology, based in Seattle, Washington.

A comprehensive report, summarizing engineering calculations and extrapolating potential production well outputs from the slim well injection test results is expected from Black Mountain Technology in January, 2005.

FLUID CHEMISTRY PREDICTS HIGHER TEMPERATURE RESERVOIR AT DEPTH

Geothermal fluid samples from DB-1 and -2 tests, and from new temperature gradient wells TG-2, -3, -4, -9 and -14a have provided high-quality geochemical data about the geothermal system. The temperature gradient wells were drilled with air to avoid sample contamination by drill fluid. DB-1 and -2 well fluid samples were obtained following prolonged discharge and thus are representative of the thermal waters intersected.

Water analysis results and an interpretive report have been received from Thermochem Laboratory & Consulting Services of Santa Rosa, California. Thermochem has specialized in geothermal geochemistry for over 20 years and is the leading geothermal laboratory in North America.

According to Thermochem, all waters but TG-2 are alkali-chloride type waters typical of high temperature geothermal waters. Waters from DB-2, DB-1, TG-9 and TG-14a show very similar chemistry and appear to represent a single parent water altered to a small degree by dilution with fresh ground water. Na-K and Na-K-Ca geothermometers commonly used to predict source water temperature are in close agreement and suggest a deep reservoir with temperatures of 200-240 °C. Other geothermometers, which are based on ionic concentrations that re-equilibrate faster with near surface conditions (and therefore don’t retain the chemical characteristics of the deeper conditions) yield lower temperatures (e.g. 180 °C for DB-2 waters).

The new geochemistry results infer a shallow, moderate-temperature, geothermal resource with temperatures of 140-180 °C and a deeper undiscovered reservoir with temperatures of 200-240°C.

TEMPERATURE GRADIENT DRILLING DOUBLES THERMAL ANOMALY

Eight widely-spaced holes to depths up to 1020 feet were drilled in September, 2004 using air rotary drilling techniques.

Anomalous temperature gradients in the range of 100-150 °C/km or two to three times the regional gradient, extend over 10 square kilometers , with the anomaly open to further expansion to the east, west and south (refer to attached Figure). The high thermal gradients may be caused by hot geothermal fluid below the depths of the wells or by hot rock formations underlying the project area.

BM-78, -80, -81, -84, -85, -86, -91 , -93, -58 ,-90, TG-9 DB-1 and DB-2 have very high temperature gradients (300-500 °C/km) within the broader thermal anomaly, reflecting an extensive shallow zone of 75-80 °C water as well the zone superheated 140-180 °C geothermal water in the vicinity of DB-1 and -2.

Based on the temperature gradients gradient data outside the influence of the shallow geothermal water, the inferred 200-240°C reservoir may be approximately 1500-2000 metres below surface.

An independent evaluation report by GeothermEx Inc. is in preparation and expected shortly. NGP expects that this report will support its near-term goal to determine the feasibility of building an initial 30MW power plant. Ultimately, the Company’s mandate is to develop significantly more power at Blue Mountain.

NGP is an alternative renewable energy company developing geothermal projects in the Western United States to provide electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in 12 square-miles of geothermal leases at the Blue Mountain geothermal project where it plans to develop a 30MW generating plant. NGP intends to acquire additional geothermal sites, starting with Pumpernickel Valley and Black Warrior located in the “Corridor of Heat” to become a leading geothermal development company.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NOTICE OF ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
NEVADA GEOTHERMAL POWER INC.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Nevada Geothermal Power Inc. (hereinafter called the “Company”), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 20th day of December, 2004, at the hour of 9:00 A.M. (local time) for the purpose of:

1.

Receiving and considering the Report to Shareholders from the Board of Directors.

2.

Receiving and considering the Financial Statements of the Company and the Auditors’ Report thereon.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting on Monday December 20, 2004.

DATED at Vancouver, British Columbia, this 15th day of November, 2004. BY ORDER OF THE BOARD

“Brian D. Fairbank”

Brian D. Fairbank

President and Chief Executive Officer

NEVADA GEOTHERMAL POWER INC.
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on December 20, 2004 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing this

Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On November 15, 2004, the Company had 24,189,499 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on November 15, 2004 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

Brian D. Fairbank who controls 5,371,203 shares representing 22.2% of the outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director(2) Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,371,203

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
JOHN W. MILLIGAN Chief Financial Officer, Secretary and Director Canada	Independent Consultant in engineering and construction management since 1982	Since April, 1995	464,000
JAMES E. YATES Director(2)(3) Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	2,333
MARKUS K. CHRISTEN Director USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	nil
R. GORDON BLOOMQUIST Director USA	Senior Scientist and director of the Integrated Community Energy Program at Washington State University.	Since March, 2003	100,000
DOMENIC J. FALCONE Director(2)(3) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	Since January 2004	100,000

(1)   includes direct and beneficial holdings.

(2)   member of the audit committee of the Company.

(3)   member of the compensation committee of the Company.

EXECUTIVE COMPENSATION Interpretation

Form 41 of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and John W. Milligan, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal				Other	Securities Under	Restricted Shares or
Position and				Annual	Option/SA	Restricted	LTIP	All Other
Country of	Fiscal		Bonus	Compen-	Rs Granted	Share Units	Payouts	Compen-
Residence	Year	Salary($)	($)	sation ($)	(#)	($)	($)	sation ($)
Brian D. Fairbank,	2004	30,000(1)	Nil	Nil	450,000(2)	nil(3)	nil	nil
President, CEO	2003	30,000(1)	nil	nil	258,000(2)	nil	nil	nil
Canada	2002	30,000(1)	nil	nil	234,000(2)	nil	nil	nil
John W. Milligan,	2004	nil	nil	nil	215,000	223,380(3)	nil	nil
Secretary	2003	nil	nil	nil	105,000	nil	nil	nil
	2002	nil	nil	nil	125,000	nil	nil	nil

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company. The grant of stock options is determined by the Company’s directors, and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended June 30, 2004:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	364,000	23.6	$0.28 - $0.35	$0.30	August 13/08 – February 27/09
John W. Milligan	85,000	5.5	$0.28	$0.30	August 13/08

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2004	Value of Unexercised in- the-Money Options/SARs at June 30, 2004(2)
Brian D. Fairbank Chief Executive Officer	239,000	17,940	383,000	$111,850
John W. Milligan Secretary	10,000	2,200	185,000	$62,550

Note:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.55) on the last day the shares traded on or before June 30, 2004 (being June 30, 2004) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company. No SARs have been issued or repriced.

Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year. The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)

Exercise Price per Share

Date of Grant

1,544,000

$0.28 - $0.50

August 13/03 – June 17/04 (1) includes the number granted to Named Executive Officers previously disclosed

Compensation Committee and Report on Executive Compensation

The compensation committee of the board of directors is comprised of James E. Yates and Domenic J. Falcone. None of the members of the compensation committee serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pay (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a)

Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)

Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

9 -

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.

The options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated November 15, 2004, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c)

Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 15th day of November, 2004. ON BEHALF OF THE BOARD “Brian D. Fairbank”

Brian D. Fairbank

President and Chief Executive Officer

NEVADA GEOTHERMAL POWER INC. - REPORT TO SHAREHOLDERS

The Board is pleased to present the Annual Report of Nevada Geothermal Power Inc. (NGP) for the year ending June 30, 2004.

NGP has had a banner year in 2004 in confirming the geothermal resource at Blue Mountain and bringing the project closer to production, acquiring two additional Nevada geothermal prospects in anticipation of a tightening of the property market as a result of increasing oil and gas costs and an anticipated federal Production Tax Credit for geothermal, improving our financial position and strengthening our management capabilities.

Nevada continues to be the focus of the company’ s attention for geothermal power development. Nevada’ s Renewable Portfolio Standard (RPS) came into effect in 2003 requiring utilities and other independent power producers to increase their relative output of renewable power from 5% to 15% of total output. Geothermal power aggregates about 200 MW of capacity and accounts for 5% of Nevada’ s power output; the new legislation is expected to add at least 300 MW of new geothermal plant capacity by 2013. New plants are presently being constructed and more are needed.

Nevada regulators are again showing their strong support for renewables by removing a financing roadblock for independent renewable power developers contracting power to the states two large regulated utilities, Sierra Pacific Power Co. and Nevada Power Co. A "Temporary Renewable Energy Development Trust " will pay renewable energy producers for the power they generate, rather than Nevada Power and Sierra Power to make it easier for the developers to secure construction capital and provide protection if the utilities file for bankruptcy protection (the utilities entered into high-priced, long-term power contracts during the 2001 power crises). The rules require the utilities to maintain a reserve as a backup source of contract payments. The Development Trust is seen as a necessary step to help the utilities meet the RPS goals.

Sierra Pacific Power Co. doubled power rates to their large industrial customers in northern Nevada to cover the high-cost supply contracts. Northern Nevada contains some of the world’ s largest gold ore bodies but for the mining companies, the ramped up energy costs markedly decreases ore reserves, mine life and profits. As a result, mining companies such as Barrick, Newmont and Placer Dome are aggressively assessing other sources for their base load power supplies. NGP is well positioned to supply these mines with secure power.

Production Tax Credit (PTC)

A Production Tax Credit (PTC) for geothermal and other green power technologies, such as has already been available to the wind power industry, was passed by the U.S. Congress and signed into law by the President in late October, 2004. The PTC provides for a 1.8 cent per kilowatt-hour tax credit which contributes strongly to the bottom line for new geothermal plants on line before January 1, 2006. The new tax treatment is highly favourable for the economic valuation of new plants and is expected to stimulate investment in new geothermal power facilities, create new jobs, encourage new geothermal technology and create substantial economic, environmental and national security benefits.

The tax program for renewables is expected to be extended on a year by year basis as was done in the past for the wind industry. In response to the program, NGP will endeavourer to accelerate its feasibility study, permitting and licensing program for Blue Mountain in 2005.

Blue Mountain

The encouraging results from on-going development at the Blue Mountain Geothermal Project will provide valuable input for a feasibility study to be completed in 2005. A second deep well (DB-2) into the resource, in a joint venture with the U.S. Department of Energy, yielded excellent results with 160°C thermal water intersected at shallow depths. The data confirms a geothermal resource extending over 1000 metres between DB-1 and -2. Measured temperatures of 145- 165°C are higher than necessary for commercial power generation using binary production technology. Flow and injection tests conducted in late November, 2004 are still being assessed but indicate good permeability through the high temperature zone. Eight temperature gradient holes drilled in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly (reflecting the deeper resource) outward to cover 10 square kilometers. The size of the zone is still open to further expansion. Geothermal water chemistry of samples collected from DB-2 and from five of the gradient wells is highly encouraging for the future development potential of Blue Mountain.

An updated independent evaluation report incorporating the 2004 results is in preparation by GeothermEx Inc. and will be available in December prior to the Annual Meeting. NGP expects that this report will support its near-term goal to determine the feasibility of building an initial 30MW power plant. Ultimately, the Company’ s mandate is to develop significantly more power at Blue Mountain. NGP’ s strong land position leaves little possibility for competition in the prospective area.

Pumpernickel Geothermal Project

In 2004, NGP implemented a strategy of new geothermal property acquisitions in anticipation of a tightening in the market for geothermal properties with the introduction of the PTC.

In February, NGP acquired geothermal leases from Newmont USA Limited and applied for additional BLM leases covering highly prospective geothermal land in Pumpernickel Valley, Nevada, ten miles from Newmont’ s Lonetree Mine in the Battle Mountain (Cortez) gold trend.

After acquiring the project and compiling all the available information, NGP granted an option to Inovision Solutions Inc. whereby, to earn a 50% interest, Inovision must complete C$5,000,000 in project expenditures, make C$120,000 in cash payments and issue 600,000 shares to NGP over a five year period. In addition, Noramex Corp., a wholly owned US subsidiary company of NGP, has been awarded a US Department of Energy (DOE) cost sharing contract whereby DOE will fund 80% of an initial field evaluation program at Pumpernickel. Combined funding to come from ISI and DOE for the 2005 Pumpernickel Project work equals C$1,335,000 or US$1,037,000. NGP will be project manager.

The Pumpernickel Project has the potential for the discovery of a high temperature reservoir suitable for electric power generation. Near boiling hot springs occur along a 1.6 kilometer stretch of the Pumpernickel Fault System. The chemistry of the hot springs indicates probable source water temperatures of 160-200°C. A production test well by Magma Power drilled in 1974 measured 135°C at the maximum depth reached of 920 metres (Note that binary technology enabling production from 135°C geothermal systems was not established in 1974). Temperatures near the bottom of the Magma well are increasing at a rate of 16°C/100 metres of depth; therefore the 160-200°C resource temperatures predicted by spring chemistry could occur within 1100-1320 metres of surface near this location or hot enough to be a commercial power producing site. The initial program will include an advanced technology, three-dimensional "E-SCAN " resistivity survey to map the deep geothermal resource waters and six temperature gradient drill holes to 250 metres to test the E-SCAN interpretation. A deep test well to confirm the geothermal resource, with probable DOE funding, would be based on the Phase 1 results.

Black Warrior Geothermal Project

NGP acquired private geothermal leases from the Nevada Land and Resource Corp (NLRP) and has applied for one section of federal land (total 22 square kilometers) south and east of Black Warrior Peak, Washoe County, Nevada. The Black Warrior Project is located within a prolific power producing region of Nevada which encompasses the Brady, Steamboat, Soda Lake and Stillwater Power Plants having an aggregate production capacity of over 100 MWs. Four separate power transmission lines cross the region with the closest substation for convenient grid connection eight kilometres west of Black Warrior.

At the Black Warrior Project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km throughout the leased area in ten wide spaced drill holes by Phillips Petroleum in the early 1980’ s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at its maximum depth of 552 metres (262°F at 1810 feet) with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1000 metres (3000 feet) of surface. NGP has initiated field investigations of the geology and strong northeasterly fault structures which appear to permit deep circulating ground water to be heated by hot rock formations at depth.

Alaska Gold Properties

As outlined in the 2003 Report to Shareholders, NGP planned to farm out our Alaska gold properties. The Company successfully vended its Gobi/Portal Project with Anglo Gold along with its Mohave project to Running Fox Resource Corp., a pure gold play trading on the TSX Venture Exchange. NGP received 450,000 shares of Running Fox, which are released for trading over a two year period. The transaction will give NGP continued exposure the expected robust gold market while avoiding share dilution which would result from participating directly in gold exploration.

During 2004, Anglo Gold (USA) completed its $750,000 work commitment and indicated it will make a $50,000 cash payment (which has been reserved for NGP) to vest with a 60% interest in the Gobi-Portal Project. Running Fox will now assume the 40% interest in the project and be responsible for 40% of the expenditures for the exploration program to be operated by Anglo.

The Board of Directors is most pleased with the return of Don Falcone as a Board member. Mr. Falcone contributes greatly with his wealth of geothermal, financial and corporate governance experience.

We also welcome new professionals to the exploration team including Kim Niggemann who capably directed the Blue Mountain work and Dr. Adam Szybinski, an accomplished structural geologist who has provided new insights into the geological setting of the Blue Mountain resource.

Summing up, 2004 has been a very positive year for Nevada Geothermal Power Inc. It is gratifying to see our progress reflected in the stock value. Looking forward, 2005 promises to be even more exciting as the Blue Mountain Project is further developed, as work begins on our other projects and as we assess new opportunities in the renewable energy sector.

On behalf of the Board of Directors, I would like to thank longtime shareholders and welcome new shareholders for their interest and support.

"Brian D. Fairbank

President

PROXY
NEVADA GEOTHERMAL POWER INC.
(SOLICITED BY MANAGEMENT OF COMPANY)

I, ________________________, of ____________________________________, being a member of Nevada Geothermal Power Inc. hereby appoint Brian D. Fairbank or failing him John W. Milligan or failing him ________________________, as my Proxy, to attend and vote for me and on my behalf at the Annual General Meeting of the shareholders of the Company, to be held on Monday December 20, 2004, at 9:00 AM. local time, and any adjournments thereof.

SIGNED this ______ day of ____________________, 2004.

NOTE: If Corporation, impress with the Corporate Seal

____
(Signature)

PROXY INSTRUCTIONS

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

		FOR	**WITHHOLD**
1.	Election as Directors of Nominees named in Information Circular:		
	Brian D. Fairbank	☐	☐
	John W. Milligan	☐	☐
	James E. Yates	☐	☐
	Domenic J. Falcone	☐	☐
	Markus K. Christen	☐	☐
	R. Gordon Bloomquist	☐	☐
2.	Approval of motion to re-appoint Morgan & Company, Chartered Accountants as Auditors of the Company	☐	☐

		FOR	**AGAINST**
3.	Approval of an Incentive Share Option Plan	☐	☐
4.	Transacting such other business as may properly come before the Meeting or any adjournment thereof	☐	☐

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A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., 2ND FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUSIVE OF SATURDAYS AND HOLIDAYS) BEFORE THE MEETING WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

IN LIEU OF SPECIFIC INSTRUCTIONS GIVEN ABOVE, I HEREBY CONFER DISCRETIONARY AUTHORITY ON MY PROXY TO VOTE MY SHARES IN HIS DISCRETION, ON THE ABOVE MATTERS.

I can also confer a discretionary authority on my Proxy to vote my shares in his discretion on any other matters which come before the Meeting or any adjournment (strike out this sentence if discretionary authority withheld).

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